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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70669

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/22__ AND ENDING __12/31/22__
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Vestfi Inc.__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer
☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__9106 Canopy Oak Lane, Suite 403__
(No. and Street)

__Riverview__	__FL__	__33578__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Steven C Bender__	__646.290.7248__	__sbender@modernrs.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__DCPA__
(Name – if individual, state last, first, and middle name)

__1999 Avenue of the Stars #1100__	__Century City__	__CA__	__90067__
(Address)	(City)	(State)	(Zip Code)

__September 15, 2020__	__6567__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alvaro Pereyra _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Vestfi Inc. _____, as of December 31 _____, 2 022 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: CEO _____

Luisanna M. Nova C.
Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Vestfi, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Vestfi, Inc. (the "Company") as of December 31, 2022, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

We have served as the Company's auditor since 2022.
Century City, California
February 22, 2023

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS

Cash	$	228,376
Due from clearing broker		125,112
Prepaid expenses and other assets		23,348
TOTAL ASSETS	$	376,836

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Related party payable	$	8,500
Payable to clearing broker		10,641
Accounts payable and accrued expenses		15,740
Total Liabilities		34,881
Stockholder's Equity		
Common stock, $0.00001 par value, 10,000,000 shares authorized, 100,000 shares issued and outstanding	$	1
Additional paid-in capital		1,234,999
Accumulated deficit		(893,045)
Stockholder's Equity		341,955
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	376,836

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

Revenues		
	Interest income	$ 1,289
	Mark to market	5
	Other income	111
	Total Revenues	1,405
Expenses		
	Compensation expense	216,974
	Technology and data	149,421
	Occupancy	6,000
	Clearance fees	117,645
	Professional fees	74,000
	Advertising and marketing	57,900
	Regulatory and exchange fees	27,229
	Other expenses	10,030
	Total Expenses	659,199
	Net (loss)	$ (657,794)

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock		Additional Paid-In Capital		(Accumulated Deficit)		Total	
Balance - January 1, 2022	$	1	$	834,999	$	(235,251)	$	599,749
Net (loss)						(657,794)		(657,794)
Capital contributions				400,000				400,000
Balance - December 31, 2022	$	1	$	1,234,999	$	(893,045)	$	341,955

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(657,794)
Adjustments to reconcile net loss to cash used:		
Increase in prepaid expenses and other assets		(13,619)
Increase in deposit with clearing brokers		(75,092)
Increase in payable to clearing broker		3,490
Increase in accounts payable and accrued expenses		4,144
Related party payable		
Net cash used by operating activities		(738,871)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Net cash used by investing activities		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Cash Capital Contributions		400,000
Net cash provided by financing activities		400,000
NET INCREASE IN CASH		(338,871)
CASH :		
Cash - January 1, 2022		567,247
Cash - December 31, 2022	$	228,376
SUPPLEMENTAL CASH FLOWS DISCLOSURES:		
Income taxes paid		0
Interest paid		0

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

Note 1:   GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Vestfi Inc. (the "Company") was organized in the State of Delaware on February 1, 2021. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was approved for FINRA membership on June 23, 2021.

The Company is a wholly owned subsidiary of Vest, Inc. ("Parent").

The Company is engaged in business as an introducing broker-dealer that is engaged in a general securities business through its clearing broker.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company shares its office space with a Vest Studio, Inc. (the "Affiliate"). under the terms of an expense sharing agreement, which is cancelable with reasonable notice. The occupancy portion of the agreement is not subject to FASB 842, Leases. The Company records shared expenses monthly as billed. See Note 3.

The Company expenses advertising and marketing as the expenses are incurred. Advertising and marketing expenses amounted to $57,900 for the year ended December 31, 2022, included in the Statement of Operations

Revenue Recognition
The Company recognizes interest income on customer balances introduced to the clearing broker-dealer by the Company. The clearing broker-dealer pays interest income to the Company and the interest income is recognized as earned.

The Company recognizes payment for order flow from executing broker-dealers. The Company is compensated on a per share basis by the executing broker-dealers and is recorded on the trade date.

The Company earns commissions by referring client transactions in listed equities. Commissions revenue is recognized in the period earned when the performance obligation is satisfied. Customers' securities transactions and related commission income and expenses are recorded on a trade-date basis.

Note 2: INCOME TAXES

The Company and its Parent file a consolidated Federal income tax return. The Company calculates Federal income taxes as if the Company filed on a separate return basis and the amounts of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements utilizing current enacted tax laws and rates. The consolidated tax return for the current year is subject to examination by the Internal Revenue Service.

If the Company were to file on a stand-a-lone basis, at December 31, 2022 the Company would have a NOL carryforward of $893,045 with a 100% valuation allowance booked against this.

2021 NOL:	$235,251
2022 NOL:	$657,794
Total Loss:	$893,045
Corporate Tax Rate:	21%
Estimated deferred tax asset	$187,539
100% Allowance	$187,539
	$ -

Note 3: RELATED PARTY TRANSACTIONS

The Company and Affiliate share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Affiliate and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2022, these expenses amounted to $147,900. At December 31, 2022 the Company had an intercompany payable to the Affiliate of $8,500.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

Note 4: COMMITMENTS & CONTINGENCIES

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's

Note 4:   COMMITMENTS & CONTINGENCIES (continued)

business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of operations or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has had operating losses and negative cash flows from operations over the past year, which may give rise to uncertainties about the Company's ability to continue to operate. The Company assessed these negative financial trends based on the relevant conditions that are known and reasonably knowable. This assessment included the most current information available, including (1) there is no significant debt coming due and (2) there are substantial liquid resources (cash balances) to support continued operating losses, and (3) there is no working capital deficiency.

Note 5:   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $318,606 which was $313,606 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($34,876) to net capital was 0.11 to 1.

Note 6:   SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 7:   DUE FROM CLEARING BROKER

Pursuant to the clearing agreement with Apex Clearing Corporation ("Clearing Broker"), the Company introduces all of its securities transactions to the clearing broker on a fully disclosed basis. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amount due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2022 was $125,101 for the deposit account and $11 for other receivable accounts.

Note 8:   PAYABLE TO CLEARING BROKER

The Company has a brokerage agreement with Apex Clearing Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. Pursuant to the clearing agreement, the Company introduces all of its customers' securities transactions to its Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearing agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirement, the Company, and the Clearing Broker monitor collateral on the customers accounts. Payable to the Clearing Broker at December 31, 2022 was $10,641.

Note 9:   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board ("the FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting account principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the period ending December 31, 2022, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statement for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncements have either limited or no application to the Company and in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 10:   CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The balances are fully insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times, cash balances may exceed federally insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit in financial institutions which are financially stable.

.

Note 11:   MANAGEMENT'S PLAN FOR CONTINUING OPERATIONS

The Company has operated with recurring losses and related negative operating cash flows. The Parent is committed to providing adequate capitalization and liquidity for the Company's business operations until this initial development stage concludes and the Company starts earning enough revenue to support itself.

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2022

NET CAPITAL:		
Stockholder's equity		$ 341,955
Less non-allowable assets and deductions:		
Prepaid expenses and other non-allowables	$ 23,348	
		23,348
Net capital before haircuts on securities positions		318,607
Less: Haircuts on securities		1
NET CAPITAL		$ 318,606
AGGREGATE INDEBTEDNESS		$ 34,876
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)		$ 2,325
MINIMUM NET CAPITAL DOLLAR REQUIREMENT		$ 5,000
MINIMUM NET CAPITAL REQUIRED		$ 5,000
EXCESS NET CAPITAL ($318,606 - $5,000)		$ 313,606
RATIO OF AGGREGATE INDEBTEDNESS TO		
NET CAPITAL	$ 34,876	
	$ 318,606	0.11 to 1

There was no material difference between the computation of Net Capital presented above and
the Company's most recently filed Form X-17a-5, Part IIA as of December 31, 2022

VESTFI, INC.
(A WHOLLY-OWNED SUBSIDIARY OF VEST, INC.)
SCHEDULE II
INFORMATION RELATING TO RESERVE REQUIREMENTS FOR BROKER/
DEALERS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2022

The Company claims an exemption from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" under such rule have not been prepared.

See Report of Independent Registered Public Accounting Firm



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Stockholder of Vestfi, Inc.:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Vestfi, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Vestfi, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Vestfi, Inc. stated that Vestfi, Inc. met the identified exemption provisions throughout the year ended December 31, 2022 without exception. Vestfi, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Vestfi, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 22, 2023

Assertions Regarding Exemption Provisions

We, as members of management of Vestfi Inc. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the calendar year ending December 31, 2022.

Vestfi Inc.

By:

Alvaro L Pereyra

_____
Alvaro Pereyra, CEO